EXHIBIT 99.1

Consolidated Financial Statements

(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2008, 2007 and 2006

MANAGEMENT’S REPORT

Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2008. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of five directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2008. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“JOHN SHERIDAN”	“JAY MURRAY”

JOHN SHERIDAN	JAY MURRAY
President and	Corporate Controller and
Chief Executive Officer	Acting Chief Financial Officer
March 2, 2009	March 2, 2009

AUDITORS’ REPORT

To the Shareholders of Ballard Power Systems Inc.

We have audited the consolidated balance sheets of Ballard Power Systems Inc. (the “Corporation”) as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2008 and 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2009 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

“KPMG LLP”

Chartered Accountants

Vancouver, Canada

March 2, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited Ballard Power Systems Inc. (the “Corporation”)’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting presented in the section entitled “Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting” under the heading “Internal control over financial reporting” included in Management Discussion and Analysis. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 2, 2009 expressed an unqualified opinion on those consolidated financial statements.

“KPMG LLP”

Chartered Accountants

Vancouver, Canada

March 2, 2009

BALLARD POWER SYSTEMS INC.

Consolidated Balance Sheets

December 31,

(Expressed in thousands of U.S. dollars)

	2008	2007

Assets
Current assets:
Cash and cash equivalents	$54,086	$49,340
Short-term investments	31,313	96,234
Accounts receivable (notes 5 & 16)	18,856	18,963
Inventories (note 6)	10,402	14,859
Prepaid expenses and other current assets	1,434	1,740
Current assets held for sale (note 3)	—	105

	116,091	181,241

Property, plant and equipment (note 7)	38,755	42,906
Intangible assets (note 8)	3,726	4,303
Goodwill	48,106	48,106
Investments (note 9)	1,765	3,250
Long-term assets held for sale (note 3)	—	16,286
Other long-term assets	—	2,599

	$208,443	$298,691

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities (notes 10 & 16)	$21,819	$20,042
Deferred revenue	947	169
Accrued warranty liabilities	3,841	752
Current liabilities held for sale (note 3)	—	1,933

	26,607	22,896

Long-term liabilities (notes 11 & 12)	20,502	17,606

	47,109	40,502
Shareholders' equity:
Share capital (note 13)	832,711	1,174,821
Contributed surplus (notes 2, 13(b), (d) & (e))	283,466	72,290
Accumulated deficit	(954,607)	(988,686)
Accumulated other comprehensive loss	(236)	(236)

	161,334	258,189

	$208,443	$298,691

See accompanying notes to consolidated financial statements.

Commitments, guarantees and contingencies (note 14)

Approved on behalf of the Board:

“Ed Kilroy” Director	“Ian Bourne” Director

BALLARD POWER SYSTEMS INC.

Consolidated Statements of Operations and Comprehensive Income (Loss)

Years ended December 31,

(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	2008	2007	2006

Revenues:
Product and service revenues	$52,726	$43,352	$36,535
Engineering development revenue	6,854	22,180	13,288

Total revenues	59,580	65,532	49,823

Cost of revenues and expenses:
Cost of product and service revenues	47,401	25,052	21,206
Research and product development	37,172	58,478	52,274
General and administrative	12,615	19,068	13,262
Marketing and business development	7,461	8,981	7,226
Depreciation and amortization	6,034	15,732	16,391

Total cost of revenues and expenses	110,683	127,311	110,359

Loss before undernoted	(51,103)	(61,779)	(60,536)
Investment and other income (loss) (note 19)	(186)	16,933	9,932
Gain on sale of assets (note 3)	96,845	—	—
Loss on disposal and write-down of long-lived	(2,812)	(4,583)	(778)
assets (note 9)
Equity in loss of associated companies	(8,649)	(7,433)	(7,029)

Income (loss) before income taxes	34,095	(56,862)	(58,411)
Income taxes (recovery) (note 15)	16	(53)	(1,417)

Income (loss) from continuing operations	34,079	(56,809)	(56,994)
Loss from discontinued operations (note 4)	—	(493)	(124,143)

Net income (loss) and comprehensive	34,079	(57,302)	(181,137)
income (loss)

Basic earnings (loss) per share from continuing operations	$0.40	$(0.50)	$(0.50)
Basic loss per share from discontinued operations	0.00	(0.00)	(1.10)

Basic earnings (loss) per share	$0.40	$(0.50)	$(1.60)

Diluted earnings (loss) per share	$0.40	$(0.50)	$(1.60)

Weighted average number of common	84,922,364	114,575,473	113,390,728
shares outstanding - basic
Impact of dilutive options	840,843	—	—

Weighted average number of common	85,763,207	114,575,473	113,390,728
shares outstanding - diluted

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.

Consolidated Statements of Shareholders’ Equity

December 31,

Unaudited (Expressed in thousands of U.S. dollars except per share amounts and number of shares)

	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity

Balance, December 31, 2005	112,750,115	$1,161,281	$62,017	$(750,247)	$(236)	$472,815
Net loss	—	—	—	(181,137)	—	(181,137)
Issuance of common shares	1,022,549	5,909	—	—	—	5,909
for cash (net of issue costs)
Options exercised	5,249	34	—	—	—	34
Share distribution plan	434,664	2,554	4,918	—	—	7,472

Balance, December 31, 2006	114,212,577	1,169,778	66,935	(931,384)	(236)	305,093
Net loss	—	—	—	(57,302)	—	(57,302)
Share distribution plan	886,565	5,043	5,355	—	—	10,398

Balance, December 31, 2007	115,099,142	$1,174,821	$72,290	$(988,686)	$(236)	$258,189
Net income	—	—	—	34,079	—	34,079
Non-dilutive financing (note 2)	—	—	33,812	—	—	33,812
Cancellation of common shares upon	(34,261,300)	(349,438)	175,538	—	—	(173,900)
disposition of assets held for
sale (note 3)
RSUs and DSUs redeemed	321,576	2,557	(2,557)	—	—	—
Share distribution plan	962,717	4,771	4,383	—	—	9,154

Balance, December 31, 2008	82,122,135	$832,711	$283,466	$(954,607)	$(236)	$161,334

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.

Consolidated Statements of Cash Flows

Years ended December 31,

(Expressed in thousands of U.S. dollars)

	2008	2007	2006

Cash provided by (used for):
Operating activities:
Net income (loss) for the year	$34,079	$(57,302)	$(181,137)
Items not affecting cash:
Compensatory shares	7,267	12,093	7,983
Depreciation and amortization	8,021	18,080	23,131
Gain on sale of assets (note 3)	(96,845)	—	—
Unrealized loss on forward contracts	408	—	—
Loss on disposal and write-down of long-lived assets
from continuing operations	2,812	4,583	778
Loss (gain) on disposal and write-down of long-lived	—	(2,897)	112,124
assets from discontinued operations (note 4)
Equity in loss of associated companies	8,649	7,433	7,029
Other	490	—	(247)

	(35,119)	(18,010)	(30,339)

Changes in non-cash working capital:
Accounts receivable	107	(4,052)	(1,630)
Inventories	4,457	(196)	(2,337)
Prepaid expenses and other current assets	510	(456)	(100)
Accounts payable and accrued liabilities	5	(1,657)	(3,041)
Deferred revenue	778	(1,645)	1,358
Accrued warranty liabilities	3,089	(1,214)	(3,680)
Net current assets and liabilities held for sale (notes 3 & 4)	(36)	(4,620)	(2,901)

	8,910	(13,840)	(12,331)

Cash used by operations	(26,209)	(31,850)	(42,670)

Investing activities:
Net decrease (increase) in short-term investments	64,921	29,439	(41,559)
Additions to property, plant and equipment	(3,560)	(6,379)	(8,735)
Proceeds on sale of property, plant and equipment	475	—	66
Proceeds on sale of investments (note 9)	—	541	3,302
Disposition of assets held for sale (notes 3 & 4)	(61,285)	1,787	(687)
Investments (notes 9 & 11)	(6,212)	(3,290)	(4,057)
Other long-term assets	—	(2,401)	78
Long-term liabilities	(304)	94	799

	(5,965)	19,791	(50,793)

Financing activities:
Non-dilutive financing (note 2)	36,920	—	—
Net proceeds on issuance of share capital	—	—	5,943

	36,920	—	5,943

Increase (decrease) in cash and cash equivalents	4,746	(12,059)	(87,520)
Cash and cash equivalents, beginning of year	49,340	61,399	148,919

Cash and cash equivalents, end of year	$54,086	$49,340	$61,399

Supplemental disclosure of cash flow information (note 17)

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies:
(a)	Description of business:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. Our technology is based on proton exchange membrane (“PEM”) fuel cells. The Corporation operated in three market segments:

•	Power Generation: Fuel cell products and services for material handling, back-up power and residential co-generation purposes;
•	Automotive: Fuel cell products and services for fuel cell cars, vans and buses; and
•	Material Products: Carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDL”) for fuel cells.
(b)	Basis of presentation:

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian GAAP. Material measurement differences to United States GAAP are disclosed in note 21.

The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
	2008	2007	2006
Ballard Advanced Materials Corporation	77.5%	77.5%	77.5%
Ballard Generation Systems Inc.	-	100.0%	100.0%
Ballard GmbH	100.0%	100.0%	100.0%
Ballard Material Products Inc.	100.0%	100.0%	100.0%
Ballard Power Corporation	100.0%	100.0%	100.0%
Ballard Power Systems Corporation (note 4)	-	-	100.0%

On December 23, 2008, Ballard Generation Systems Inc. (“BGS”), a wholly owned subsidiary company of the Corporation, was dissolved and the Corporation assumed all of BGS’ assets, debts, obligations and liabilities.

All significant intercompany balances and transactions have been eliminated.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):
(c)	Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed the date of changeover from GAAP to International Financial Reporting Standards (“IFRS”). Canadian publicly accountable enterprises must adopt IFRS for their interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement and disclosures. The Corporation, with the assistance of an external expert advisor, has begun a high level review of the major differences between Canadian GAAP and IFRS. This work is expected to be completed in 2009.

(d)	Translation of foreign currencies:

The measurement currency of the Corporation is the U.S. dollar. Transactions in foreign currencies are translated at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the measurement currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings.

(e)	Use of estimates:

The preparation of consolidated financial statements requires the Corporation’s management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes thereto. Significant areas requiring management to make estimates include the net realizable valued inventory, product warranty obligations, valuation of investments, revenue recognition and recoverability of intangibles and goodwill. Actual results could differ from those estimates.

(f)	Cash, cash equivalents and short-term investments:

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less.

Short-term investments consist of highly liquid interest bearing securities with maturities at the date of purchase between three months and three years.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):
(g)	Financial instruments:

The Corporation measures its financial assets in the balance sheet at fair value, except for loans and receivables, which are measured at amortized cost. Financial liabilities classified as held for trading, including derivatives, are measured in the balance sheet at fair value; all other financial liabilities are measured at amortized cost. Long-term investments are measured at cost as they are privately held entities.

Measurement in subsequent periods depends on whether the financial instrument has been classified as held for trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

The Corporation classifies its accounts receivables as loans and receivables and its accounts payable and warranty liabilities as financial liabilities that are not classified as held for trading.

Periodically, the Corporation enters into forward exchange contracts to limit its exposure to foreign currency rate fluctuations and to platinum price fluctuations. These derivative contracts are recorded as either assets or liabilities in the consolidated balance sheet at fair value. Any changes in fair value are recognized in net income.

The Corporation does not designate its financial instruments as hedges.

(h)	Capital Disclosure:

Effective January 1, 2008, the Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for Capital Disclosures (CICA Handbook Section 1535). This new section establishes standards for disclosing information about an entity’s capital and how it is managed. This standard requires an entity to disclose: (i) its objectives, policies and processes for managing capital; (ii) summary quantitative data about what it manages as capital; (iii) whether during the period it complied with any externally imposed capital requirements to which it is subject; and (iv) when the entity has not complied with such requirements, the consequences of such non-compliance (note 20).

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):
(i)	Inventories:

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing the appropriate inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would make inventory on hand obsolete.

(j)	Property, plant and equipment:

Property, plant and equipment are initially recorded at cost and are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method over the estimated useful lives of the assets as follows:

Building	30 to 39 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 14 years
Leasehold improvements	The shorter of initial term of the respective lease and estimated useful life
Production and test equipment	4 to 15 years
(k)	Goodwill and intangible assets:

Effective December 31, 2008, the Corporation early adopted the recommendations of the CICA for Goodwill and Intangible Assets (CICA Handbook Section 3064). The new standard provides more guidance on intangible assets and the recognition of internally generated intangible assets including research and development costs. This accounting standard was applied retrospectively, however there were no material impacts on prior period financial statements requiring restatement by adopting the new standard.

Research costs are expensed as they are incurred. Product development costs are expensed as incurred except when they meet specific criteria for deferral as set forth under Canadian GAAP.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):
(k)	Goodwill and intangible assets (cont’d):

Goodwill is recognized in the Corporation’s consolidated financial statements as the excess of the purchase price of businesses acquired over the fair values assigned to identifiable assets acquired and liabilities assumed and is assigned to reporting units of a market segment.

Intangible assets consist of fuel cell technology acquired from third parties and are recorded at cost. Intangible assets are amortized over their estimated useful lives of 5 to 15 years using the straight-line method. Intangible assets are tested for impairment when conditions exist which may indicate that the estimated future net cash flows from the asset will be insufficient to cover its carrying value.

The Corporation tested goodwill and intangible assets for impairment in each of the reporting units using a discounted cash flow methodology and determined that there was no impairment to goodwill and intangible assets.

Costs incurred in establishing and maintaining patents and license agreements are expensed in the period incurred.

(l)	Investments:

Investments in shares of companies over which the Corporation has the ability to exercise significant influence are accounted for by the equity method. Investments in companies where significant influence does not exist are carried at cost.

(m)	Accrued warranty liabilities:

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

(n)	Asset retirement obligations:

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):
(o)	Revenue recognition:

The Corporation recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenue from products is recognized when title passes to the customer and all of the revenue recognition criteria specified above is met. Revenue from engineering services is recognized as services are rendered and predefined milestones are achieved, or on the percentage of completion method of accounting. For contracts with multiple deliverables, the Corporation allocates revenue to each element of the contract based on objective evidence of the fair value of the element. Revenue from long-term fixed price service contracts is determined under the proportionate performance method where revenues are recognized on a pro-rata basis in the relation that contract costs incurred have to total contract costs. Unbilled revenue (included in accounts receivable) represents revenue earned in excess of amounts billed on uncompleted contracts. Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

(p)	Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated, and if realization is not considered to be “more likely than not,” a valuation allowance is provided.

(q)	Employee future benefit plans:

The Corporation has a defined benefit pension plan covering employees in the United States. In addition, the Corporation provides other retirement benefits for certain employees in the United States. The benefits are based on years of service and the employee’s compensation level. The Corporation accrues its obligations under employee benefit plans and the related costs, net of plan assets.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):
(q)	Employee future benefit plans (cont’d):

The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, and retirement ages of employees. For the purpose of calculating the expected rate of return of plan assets, those assets have been valued at fair value.

The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation, and the fair value of plan assets, is amortized over the average remaining service period of active employees.

Any increase in the projected benefit obligation resulting from amendments affecting prior service is amortized on a straight-line basis over the remaining service period of active plan participants who are expected to receive benefits under the plan on the date the amendment is first recognized. To the extent that the liability is not covered by assets of the plan, nor reflected in the accrued pension cost, there is a transition asset, or obligation, to be recognized over a specified period in accordance with an amortization schedule.

(r)	Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted. The resulting compensation expense, calculated using the Black-Scholes valuation method and estimated for forfeitures, is charged to net income over the vesting period, whereby the compensation expense is recognized when services are received with a corresponding increase to contributed surplus.

The Corporation issues shares and share options under its share-based compensation plans as described in note 13. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

(s)	Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share unites (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):
(t)	Comprehensive income (loss):

Other comprehensive income (loss) represents changes in shareholders’ equity and includes items such as unrealized gains and losses on financial assets classified as available-for-sale, and cumulative translation adjustments. The Corporation has included a reconciliation of comprehensive income and accumulated other comprehensive income, which is presented as a separate category of shareholders’ equity, on the consolidated balance sheet and the consolidated statement of shareholders’ equity.

(u)	Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of operations, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

(v)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

2.	Non-dilutive financing:

On December 31, 2008, the Corporation completed a restructuring transaction with Superior Plus Income Fund (“Superior Plus”) to reorganize the Corporation’s business under a Plan of Arrangement (the “Arrangement”). Pursuant to the Arrangement, Superior Plus transferred $38,029,000 (CDN $46,319,000) to the Corporation’s parent company (“Old Ballard”). Old Ballard subsequently transferred all of its assets and liabilities (including the net cash proceeds, but excluding Old Ballard’s historic Canadian income tax carry forward attributes), to a new wholly owned company, (“the Corporation”). Old Ballard’s shareholders exchanged their shares, on a one-for-one basis, for shares of the Corporation. The Corporation will now carry on the full scope of the Old Ballard’s business operations, and will hold all rights to intellectual property, as held by Old Ballard prior to the completion of the Arrangement.

As the transfer of the business assets, liabilities and operations from Old Ballard to the Corporation represented a transaction with no change in shareholder ownership, the transaction was accounted for using continuity of interest accounting.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2.	Non-dilutive financing (cont’d):

Pursuant to continuity of interest accounting, the assets transferred and liabilities assumed were recorded at their carrying values as reported by the Corporation immediately prior to the completion of the Arrangement. As a result, the net cash proceeds were recorded as a credit to shareholders’ equity. In addition, as the future income tax benefits of Old Ballard’s Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated through to the date of the completion of the Arrangement are not available to the Corporation after the completion of the Arrangement, the gross future income tax assets related to these Canadian tax pools was reduced to nil, with a corresponding reduction of the related valuation allowance (note 15).

2008

Proceeds of Arrangement	$38,029
Disposal costs incurred	(1,109)

Net cash proceeds at December 31, 2008	36,920
Disposal costs accrued	(3,108)

Net proceeds of Arrangement	$33,812

3.	Disposition of certain automotive fuel cell assets:

On January 31, 2008, the Corporation completed the sale of its automotive fuel cell research and development assets (the “AFCC Transaction”) to Daimler, Ford and AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”). AFCC, which is controlled by Daimler and Ford, was created to carry on the development of automotive fuel cells for Daimler and Ford. Under the terms of the AFCC Transaction, the Corporation transferred to Daimler, Ford and AFCC its automotive patents, automotive fuel cell test equipment, automotive fuel cell inventory, $60,000,000, all automotive fuel cell warranty liabilities and all automotive fuel cell development contracts with Daimler and Ford, 80.1% of the outstanding shares of AFCC (note 9), 112 personnel, and a royalty free, sub-licensable license to the Corporation’s remaining intellectual property for use in automotive applications. In exchange, Daimler and Ford returned to the Corporation an aggregate of 34,261,298 of its common shares valued at $173,900,000, one Class A share and one Class B share, collectively representing Daimler and Ford’s entire direct and indirect equity interest in the Corporation. These shares were then cancelled.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Disposition of certain automotive fuel cell assets (cont’d):

The Corporation recorded a gain of $96,845,000 on the closing of the AFCC transaction.

2008

Proceeds on disposal	$173,900
Cash transferred to Daimler and Ford	(58,000)
Disposal costs	(3,823)

Net proceeds	112,077
Cash transferred to AFCC	(2,000)
Net investment in remaining automotive assets as of January 31, 2008	(13,232)

Net gain on disposal	$96,845

As the Corporation was determined to have significant continuing involvement with AFCC, the historic results of the operations transferred are reported in results from continuing operations.

Included in the assets and liabilities held for sale related to the AFCC Transaction at December 31, 2007 are:

2007

Inventories	$105

Current assets held for sale	$105

Property, plant and equipment	$2,331
Intangible assets	10,150
Goodwill	3,805

Long-term assets held for sale	$16,286

Accrued warranty liabilities	$1,933

Current liabilities held for sale	$1,933

4.	Disposition of Ballard Power Systems Corporation:

On February 15, 2007, the Corporation disposed of its electric drive operations, Ballard Power Systems Corporation (“BPSC”), an indirectly wholly-owned subsidiary to a third party. Net proceeds on disposition were $1,689,000, which included cash proceeds of $3,754,000, partly offset by disposal cost of $2,065,000. The total net loss on disposal of $108,464,000 was recorded as a net loss of $111,355,000 in 2006 and an offsetting net gain of $2,891,000 in 2007 primarily as a result of employee future benefit plan curtailments in 2007. Upon closing, the Corporation ceased to consolidate the results of BPSC.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Disposition of Ballard Power Systems Corporation (cont’d):

The results of operations of BPSC have been presented as discontinued operations in the prior period figures. The results of BPSC had previously been reported in both the Automotive and Power Generation segments.

Net loss from discontinued operations is summarized as follows:

	2007	2006

Total revenue from discontinued	$311	$12,193
operations

Loss from operating activities	$3,384	$12,788
Loss (gain) on long-lived assets held	(2,891)	111,355
for sale

Loss from discontinued operations	$493	$124,143

In 2006, loss from operating activities included $769,000 in loss on disposal and write-down of long-lived assets.

5.	Accounts receivable:

	2008	2007

Trade receivables	$18,601	$18,115
Other	255	848

	$18,856	$18,963

6.	Inventories:

	2008	2007

Raw materials and consumables	$6,632	$9,497
Work-in-progress	1,891	3,371
Finished goods	1,879	1,991

	$10,402	$14,859

In 2008, changes in raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $25,948,000 (2007 - $21,252,000; 2006 – $13,677,000). In 2008, the write-down of inventories to net realizable value amounted to $745,000 (2007 - $1,375,000; 2006 - $2,301,000). There were no reversals of write-downs in 2008, 2007 or 2006. Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

7.	Property, plant and equipment:

2008	Cost	Accumulated depreciation	Net book value

Land	$4,803	$—	$4,803
Building	13,574	5,140	8,434
Computer equipment	17,874	14,905	2,969
Furniture and fixtures	5,342	4,830	512
Leasehold improvements	10,659	6,108	4,551
Production and test equipment	65,877	48,391	17,486

	$118,129	$79,374	$38,755

2007	Cost		Accumulated depreciation	Net book value

Land	$4,803		$—	$4,803
Building	13,392		4,612	8,780
Computer equipment	18,397		14,559	3,838
Furniture and fixtures	5,366		4,821	545
Leasehold improvements	10,515		5,341	5,174
Production and test equipment	65,151		45,385	19,766

	$117,62	4	$74,718	$42,906

8.	Intangible assets:

2008	Cost	Accumulated amortization	Net book value

Fuel cell technology	$49,801	$46,075	$3,726

2007	Cost	Accumulated amortization	Net book value

Fuel cell technology	$49,801	$45,498	$4,303

9.	Investments:

Investments are comprised of the following:

	2008		2007

	Amount	Percentage ownership	Amount	Percentage ownership

Chrysalix Energy Limited Partnership	$500	15.0%	$3,250	15.0%
AFCC	1,265	19.9%	—	—

	$1,765		$3,250

Chrysalix Energy Limited Partnership (“Chrysalix”) is recorded at the lower of cost and estimated net realizable value. During 2008, the Corporation made additional investments of $273,000 (2007 - $163,000) in Chrysalix and recorded a write-down of $3,020,000 to adjust the carrying value of Chrysalix to its estimated net realizable value of $500,000.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

9.	Investments (cont’d):

The Corporation maintains a 19.9% interest in AFCC which is accounted for using the cost method and is subject to a share purchase agreement under which Ford, either at the option of the Corporation or Ford’s election, may purchase the Corporation’s interest in AFCC at any time after January 31, 2013 for $65,000,000 plus interest accruing at LIBOR from January 31, 2008. The purchase may take place earlier than January 13, 2013 if certain events occur. The Corporation has no obligation to fund any of AFCC’s operating expenses. The share purchase agreement is considered to be a derivative instrument and is recorded at its fair value of $1. This derivative investment is carried at cost and is not marked to market each reporting period as the Corporation has determined that it is not possible to reliably determine the derivative fair value.

In 2007, the Corporation sold its 25% interest in Advanced Energy Technology Inc. (“Advanced Energy”) for proceeds of $541,000, recording a write-down of long-lived assets of $4,563,000.

10.	Accounts payable and accrued liabilities:

	2008	2007

Trade accounts payable	$6,274	$2,202
Other liabilities	3,663	2,420
Accrued non-dilutive financing costs (note 2)	3,108	—
Compensation payable	8,657	15,218
Taxes payable	117	202

	$21,819	$20,042

11.	Long-term liabilities:

	2008	2007

EBARA BALLARD Corporation	$13,245	$10,536
Deferred revenue	4,250	3,760
Employee future benefit plans (note 12)	1,988	1,971
Asset retirement obligation	1,019	1,339

	$20,502	$17,606

The Corporation’s 49% interest in EBARA BALLARD Corporation (“EBARA BALLARD”) is accounted for using the equity method. As the Corporation’s proportionate share of losses from EBARA BALLARD has exceeded the Corporation’s net funded investment, the net investment of ($13,245,000) (2007 – ($10,536,000)) has been presented in long-term liabilities.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.	Long-term liabilities (cont’d):

During 2008, the Corporation made an additional investment of $11,249,000 (2007 - $8,461,000), in EBARA BALLARD, representing the Corporation’s final committed proportionate share of financing by EBARA BALLARD’s shareholders under the 2005 funding agreement. In addition, the Corporation received from EBARA BALLARD the final payment (net of taxes) of $5,310,000 (2007 - $5,310,000), related to a license to certain intellectual property and manufacturing rights totaling (net of withholding taxes) $21,240,000. This receipt is recorded as a credit against the Corporation’s investment in EBARA BALLARD.

In determining the fair value of the asset retirement obligations, the estimated future cash flows have been discounted at 12% per annum. The total undiscounted amount of the estimated cash flows required to settle this obligation is $3,441,000. The obligation will be settled at the end of the term of the operating lease, which extends to 2019.

12.	Employee future benefit plan:

The Corporation maintains a defined benefit pension plan covering employees in the United States. The benefits under the pension plan are based on years of service and salary levels. Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits. The measurement date used to determine pension and other post-retirement benefit measures for the pension plan and the post-retirement benefit plan is December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of January 1, 2008.

Information about the Corporation’s employee future benefit plans, in aggregate, is as follows:

Defined benefit plan obligations:

	2008		2007

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Balance, beginning of year	$9,430	$614	$9,587	$4,094
Current service cost	348	3	359	12
Interest cost	562	35	479	33
Plan participant contributions	—	—	—	2
Benefits paid	(116)	(31)	(104)	(27)
Actuarial (gains) losses	(243)	(5)	298	(44)
Curtailments	—	—	(1,189)	(3,456)

Balance, end of year	$9,981	$616	$9,430	$614

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Employee future benefit plan (cont’d):
Defined benefit plan assets:

	2008		2007

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Balance, beginning of year	$7,849	$—	$6,847	$—
Actual return (loss) on	(2,337)	—	413	—
plan assets
Employer’s contributions	396	31	736	25
Plan Participant Contributions	—	—	—	2
Benefits paid	(147)	(31)	(147)	(27)

Balance, end of year	$5,761	$—	$7,849	$—

     The plan assets for the funded pension plans consist of:

	2008	2007

Asset Category:
Equity securities	74%	73%
Debt securities	26%	27%

Total	100%	100%

Reconciliation of the funded status of the benefit plans:

	2008		2007

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Fair value of plan assets	$5,761	$—	$7,849	$—
Accrued benefit obligation	9,981	616	9,430	614

Funded status - deficit	(4,220)	(616)	(1,581)	(614)
Unamortized net actuarial (gain)	3,117	(269)	430	(206)
loss

Accrued benefit liability	$(1,103)	$(885)	$(1,151)	$(820)

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Employee future benefit plan (cont’d):

The elements of the defined benefit costs recognized for the years ended December 31, 2008 and 2007 are:

	2008		2007

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Current service cost	$348	$3	$359	$12
Interest cost	562	35	479	33
Actual (return) loss on plan
assets	2,337	—	(413)	—
Actuarial (gains) losses	(243)	(5)	298	(44)

Elements of employee future benefit	$3,004	$33	$723	$1
costs before adjustments

Adjustments to recognize the
long-term nature of employee
future benefit costs:
Differences between expected	(2,897)	—	(90)	—
and actual return on plan
assets for year
Difference between actuarial	243	5	(298)	44
gains (losses) recognized for
year and actuarial gains
(losses) on accrued benefit
obligation for year
Amortization of prior service cost	—	47	(3)	101
Amortization of (gain) loss	—	(22)	—	(13)

Defined benefit costs recognized	$350	$63	$332	$133

The significant actuarial assumptions adopted in measuring benefit obligations at December 31, 2008 and 2007 were as follows:

	2008		2007

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Discount rate	6.0%	6.0%	6.0%	6.0%
Rate of compensation increase	3.3%	n/a	3.0%	n/a

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Employee future benefit plan (cont’d):

The significant actuarial assumptions adopted in determining net cost for the years ended December 31, 2008 and 2007 were as follows:

	2008		2007

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Discount rates	6.0%	6.0%	5.8%	5.8%
Expected long-term rate of	7.0%	n/a	7.0%	n/a
return on plan assets
Rate of compensation	3.3%	n/a	3.3%	n/a
increase

The assumed health care cost trend rates applicable to the other benefit plans at December 31, 2008 and 2007 were as follows:

	2008	2007

Initial medical health care cost trend rate	9.0%	11.0%
Initial dental health care cost trend rate	5.0%	7.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is	2017	2016
assumed to remain at
Year that the dental rate reaches the rate it is	2009	2010
assumed to remain at

A one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation’s financial statements.

In 2007, due to the sale of BPSC (note 4), changes were made to benefits accruing to employees under both the pension and other benefit plans, which resulted in the recognition of curtailment gains of $2,699,000.

13.	Share capital:
(a)	Authorized and issued:

Unlimited number of common shares, voting, without par value.

Unlimited number of preferred shares, issuable in series.

At December 31, 2008, 82,122,135 (2007 – 115,099,140; 2006 – 114,212,575) common shares are issued and outstanding.

On January 31, 2008, 34,261,298 common shares, one Class A share and one Class B share were returned to the Corporation and cancelled upon completion of the AFCC Transaction (note 3).

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.	Share capital (cont’d):
(b)	Share option plans:

The Corporation has options outstanding under three share option plans. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes. All options have a term of seven to ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third and fourth years after granting.

As at December 31, 2008, options outstanding from the three share option plans were as follows:

	Outstanding options	Options to be granted	Range of exercise prices

2002 share option plan	2,444,050	—	$2.55 - $24.91
2000 share option plan	2,219,410	798,049	$4.17 - $157.64
1997 share option plan	812,922	—	$6.22 - $157.64

	Options for common shares	Weighted average exercise price

Balance, December 31, 2005	4,957,776	$39.83
Options granted	1,318,500	6.08
Options exercised	(5,249)	6.40
Options cancelled	(430,169)	27.35

Balance, December 31, 2006	5,840,858	33.17
Options granted	855,009	7.58
Options cancelled	(1,110,791)	35.20

Balance, December 31, 2007	5,585,076	34.15
Options granted	829,374	4.11
Options cancelled	(938,068)	29.05

Balance, December 31, 2008	5,476,382	$24.65

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.	Share capital (cont’d):
(b)	Share option plans (cont’d):

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2008:

	Options outstanding			Options exercisable

Range of exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$2.55 - $6.65	2,956,945	6.3	$5.53	1,348,829	$6.06
$10.00 - $15.02	641,879	4.1	11.81	582,458	11.98
$24.91 - $31.20	694,995	3.4	24.91	694,995	24.91
$32.48 - $43.72	411,438	1.8	34.97	411,438	34.97
$54.19 - $72.66	411,625	2.2	58.56	411,625	58.56
$94.83 - $157.64	359,500	1.2	153.74	359,500	153.74

	5,476,382	4.7	$24.65	3,808,845	$33.14

The Corporation uses the fair-value method for recording employee and director share option grants. During 2008, compensation expense of $2,763,000 (2007 - $3,462,000; 2006 - $3,278,000) was recorded in net income as a result of fair value accounting for share options granted. The share options granted during the year had a weighted average fair value of $2.65 (2007 - $3.92; 2006 - $3.86) and vesting periods of three years.

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2008	2007	2006

Expected life	7 years	7 years	7 years
Expected dividends	Nil	Nil	Nil
Expected volatility	48%	53%	59%
Risk-free interest rate	4%	4%	4%

In addition, at December 31, 2008, 26,608 options were outstanding under the BGS option exchange plan with exercise prices ranging from $30.99 to $38.92 and a term expiring in 2009.

(c)	Share distribution plans:

The Corporation has share distribution plans that permit the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and encourage future contribution to the Corporation. At December 31, 2008, there were 2,092,901 shares available to be issued under these plans.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.	Share capital (cont’d):
(c)	Share distribution plans (cont’d):

Compensation expense of $5,446,000 was charged against income during the year ended December 31, 2008 (2007 - $9,592,000; 2006 - $5,001,000) for shares distributed and to be distributed under the plans.

(d)	Deferred Share Units:

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plans. As at December 31, 2008, 333,066 DSUs (2007 – 299,991) were issued and outstanding, and $202,000 (2007 - $481,000; 2006 - $387,000) of compensation expense was recorded for the year then ended.

(e)	Restricted Share Units:

Restricted share units (“RSUs”) are granted to employees and executives. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria. Each RSU is convertible into one common share. Shares will be issued from the Corporation’s share distribution plans. As at December 31, 2008, 1,092,813 RSUs (2007 – 631,307) were issued and outstanding, and $1,388,000 (2007 - $1,796,000; 2006 -$1,233,000) of compensation expense was recorded for the year then ended.

14.	Commitments, guarantees and contingencies:

At December 31, 2008, the Corporation is committed to payments under operating leases as follows:

2009	$1,403
2010	1,543
2011	1,543
2012	1,543
2013	1,543
Thereafter	9,809

Total minimum lease payments	$17,384

The Corporation has agreed to pay royalties in respect of sales of certain fuel cell-based stationary power products under two development programs with Canadian government agencies. The total combined royalty is limited in any year to 4% of revenue from such products. Under the terms of the Utilities Development Program

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.	Commitments, guarantees and contingencies (cont’d):

(Phase 1) with the Governments of Canada and British Columbia, total royalties are payable to a maximum equal to the original amount of the government contributions of $8,787,000 (CDN$10,702,000). As at December 31, 2008, no royalties have been incurred for Phase 1. Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada (“TPC”) total royalties are payable to a maximum of $31,469,000 (CDN$38,329,000). As at December 31, 2008, a total of $4,368,000 (CDN $5,320,000) in royalty repayments have been incurred for Phase 2 including payments of $151,000 (CDN$ 184,000) in 2008, $147,000 (CDN$ 172,000) in 2007, and $2,217,000 (CDN$ 2,530,000) in 2006.

Original maximum recoverable amount under Phase 1 and 2	CDN$	49,031
Prior year payments applied		(2,320)

Maximum recoverable amount, December 31, 2005		46,711
2006 payments		(2,530)

Maximum recoverable amount, December 31, 2006		44,181
2007 payments		(172)

Maximum recoverable amount, December 31, 2007		44,009
2008 payments		(184)

Maximum recoverable amount, December 31, 2008	CDN$	43,825

Maximum recoverable amount, December 31, 2008	US$	35,981

At December 31, 2008, the Corporation has outstanding commitments aggregating up to a maximum of $164,000 (2007 - $974,000) relating primarily to purchases of property, plant and equipment.

The Corporation is also committed to make future investments totaling $420,000 in Chrysalix (note 9).

The Corporation has agreed to pay royalties in respect of sales of Ballard fuel cells or fuel cell systems under a July 31, 1996 Fuel Cell Bus Program Agreement (“FC Bus Agreement”), with Province of British Columbia, BC Transit, and BC Transportation Financing Authority (“BCTFA”). Under the terms of FC Bus Agreement, the royalty payable is at a rate of 2% on future sales of such products for commercial transit application to a maximum of $1,806,000 (CDN$ 2,200,000). No royalties have been paid to date.

The Arrangement with Superior Plus (note 2) includes an indemnification agreement dated December 31, 2008 (the “Indemnity Agreement”), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants, as well as, in the Corporation’s case, any liability relating to the business which is suffered by Superior Plus. The Corporation’s indemnity to Superior Plus with respect to representation relating to the existence of

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.	Commitments, guarantees and contingencies (cont’d):

the Corporation’s tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $6,034,000 (CDN $7,350,000) with a threshold amount of $411,000 (CDN $500,000) before there is an obligation to make a payment. The Indemnity Agreement also provides for adjustments to be paid by the Corporation, or to the Corporation, depending on the final determination of the amount of 2008 Canadian non-capital losses, scientific research and development expenditures and investment tax credits, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed.

At December 31, 2008, no amount payable or receivable has been accrued as a result of the Indemnity Agreement as the Corporation has not yet finalized its 2008 Canadian income tax return and agreed upon any differences with Superior Plus.

15.	Income taxes:

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for manufacturing and processing companies. The principal factors causing the difference are as follows:

	2008	2007	2006

Net income (loss) before income taxes	$34,095	$(57,355)	$(182,554)

Expected tax expense (recovery) at 31.00%	$10,569	$(19,570)	$(62,287)
(2007-34.12%; 2006-34.12%)
Increase (reduction) in income taxes resulting from:
Income transferred on Arrangement	(10,807)	—	—
Non-deductible portion of capital loss	—	1,035	2,201
Non-deductible expenses (non-taxable income)	(483)	2,850	866
Investment tax credits earned	—	(29,809)	(10,286)
Financing costs	—	—	(97)
Foreign tax rate differences	(35)	74	(692)
Gain on assets held for sale	—	—	38,205
Losses and other deductions for which no benefit	756	45,420	32,090
has been recorded

Income tax expense	—	—	—
Branch tax	16	—	—
Large corporations tax (recovery)	—	(53)	(1,417)

Income taxes (recovery)	$16	$(53)	$(1,417)

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15.	Income taxes (cont’d):

The Corporation has available to carry forward the following as at December 31:

	2008	2007

Canadian scientific research expenditures	$4,555	$585,420
Canadian losses from operations	—	147,641
Canadian capital losses	—	241,963
Canadian investment tax credits	810	172,958
German losses from operations for corporate tax purposes	130	393
U.S. federal losses from operations	28,158	30,415
U.S. state losses from operations	19,072	26,727
U.S. research and development and investment tax credits	2,162	2,030
U.S. capital losses	171,338	287,389

As a result of the Arrangement (note 2), the Corporation’s gross future tax assets related to the Canadian tax pools, excluding Ballard Advanced Materials Corporation, were reduced to nil.

The Canadian scientific research expenditures and capital losses may be carried forward indefinitely. The German losses from operations may be used to offset future taxable income in Germany for corporate tax and trade tax purposes and may be carried forward indefinitely. The U.S. federal losses from operations may be used to offset future U.S. taxable income and expire over the period from 2011 to 2028. The U.S. states losses from operations arising in California and Massachusetts may be used to offset future state taxable income and may be carried forward for ten and five years respectively. The U.S. federal and state research and development and investment tax credits are available to reduce future U.S. taxable income and expire over the period from 2009 to 2027. The U.S. capital losses are available to reduce U.S. capital gains and expire over the period from 2010 to 2012.

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2010	$145
2011	264
2012	51
2013	99
2014	87
2015	—
2016	78
2017	86

$810

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15.	Income taxes (cont’d):

The following sets forth the tax effect of temporary differences that give rise to future income tax assets and liabilities:

	2008	2007

Future income tax assets:
Scientific research expenditures	$1,184	$158,064
Investment in associated companies	2,511	1,395
Accrued warranty liabilities	1,264	290
Share issuance costs	—	1
Losses from operations carried forward	10,705	52,366
Capital losses	58,255	131,843
Investment tax credits	2,976	141,431
Property, plant and equipment and intangible assets	17,109	32,869

Total future income tax assets	94,004	518,259
Less valuation allowance:
- Canada	(23,515)	(408,004)
- U.S.	(70,455)	(110,151)
- Germany	(34)	(104)

Net future income taxes	$—	$—

16.	Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates, and the Corporation’s equity accounted investee. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties which are in accordance with normal trade practices.

	2008	2007

Balances with related parties:
Accounts receivable	$4,500	$12,054
Accounts payable	31	13

	2008	2007	2006

Transactions during the year with related parties:
Revenues from products and services and	$7,906	$37,435	$41,363
engineering development
Purchases	188	442	899

In addition, the AFCC Transaction is a related party transaction (note 3).

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17.	Supplemental disclosure of cash flow information:

	2008	2007	2006

Non-cash financing and investing activities:
Compensatory shares	$7,299	$2,651	$2,220
Accrued disposition costs related to AFCC	$155	$232	$—
transaction (note 3)
Accrued costs related to Arrangement (note 2)	$3,108	$—	$—
Shares cancelled on AFCC transaction (note 3)	$173,900	$—	$—

18.	Segmented financial information:

The Corporation’s business operates in three market segments: Power Generation, Automotive, and Material Products. Segmented information excludes amounts reported as discontinued operations.

Segment revenues and segment loss represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product revenues and expenses for which management is held accountable. Segment expenses include research and product development costs directly related to individual segments. Costs associated with shared services and other costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing and general and administrative, which apply generally across all segments and are reviewed separately by senior management.

A significant portion of the Corporation’s production, testing and lab equipment, facilities, as well as intellectual property, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	Segmented financial information (cont’d):

	2008	2007	2006

Total revenues
Power Generation	$16,613	$19,432	$13,286
Automotive	30,284	32,035	25,080
Material Products	12,683	14,065	11,457

	$59,580	$65,532	$49,823

Segment income (loss) for the year(1)
Power Generation	$(6,820)	$2,918	$1,911
Automotive	5,747	9,168	(241)
Material Products	(115)	1,528	(257)

Total	(1,188)	13,614	1,413

Corporate amounts
Research and product development	(23,805)	(31,612)	(25,070)
General and administrative	(12,615)	(19,068)	(13,262)
Marketing and business development	(7,461)	(8,981)	(7,226)
Depreciation and amortization	(6,034)	(15,732)	(16,391)
Investment and other income (loss)	(186)	16,933	9,932
Gain on sale of assets	96,845	—	—
Loss on disposal and write-down of	(2,812)	(4,583)	(778)
long-lived assets
Equity in loss of associated companies	(8,649)	(7,433)	(7,029)

Income (loss) from continuing operations	$34,095	$(56,862)	$(58,411)
before income tax

(1) Research and product development costs directly related to segments are included in segment income (loss) for the year.

As at December 31, 2008 and 2007, goodwill was allocated $46,291,000 to the Power Generation segment and $1,815,000 to the Material Products segment. Goodwill of $3,805,000 related to the Automotive segment was disposed of as a result of the AFCC transaction (note 3).

In 2008, revenues from the Automotive segment included sales to three customers that each exceed 10% of total revenue in the amount of $9,343,000, $8,256,000 and $8,053,000, respectively.

In 2007, revenues from the Power Generation segment included sales to one customer that exceed 10% of total revenue in the amount of $10,161,000. Revenues from the Automotive segment included sales to two customers that exceed 10% of total revenue in the amount of $15,983,000 and $9,818,000, respectively. Revenues for the Material Products segment included sales to one customer that exceed 10% of total revenue in the amount of $6,472,000.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	Segmented financial information (cont’d):

In 2006, revenues from the Power Generation segment included sales to one customer that exceed 10% of total revenue in the amount of $9,701,000. Revenues from the Automotive segment included sales to one customer that exceed 10% of total revenue in the amount of $15,839,000. Revenues for the Material Products segment included sales to one customer that exceed 10% of total revenue in the amount of $6,840,000.

Revenues and capital asset information by geographic area, as at and for the years ended December 31, is as follows:

		2008		2007		2006

	Revenues	Property, plant and equipment and goodwill	Revenues	Property, plant and equipment and goodwill	Revenues	Property, plant and equipment and goodwill(1)

Canada	$9,991	$77,570	$670	$80,815	$1,305	$82,026
U.S.	29,713	9,232	30,993	10,134	17,041	10,898
Japan	5,138	—	11,076	—	10,344	—
Germany	11,822	59	21,028	63	19,567	137
Other countries	2,915	—	1,765	—	1,566	—

	$59,580	$86,861	$65,532	$91,012	$49,823	$93,061

(1) Excludes assets associated with disposition of BPSC which has been presented as discontinued operations.

Revenues are attributed to countries based on customer location.

19.	Financial risk management:

The Corporation primarily has exposure to currency exchange rate risk, interest rate risk and credit risk. These risks arise primarily from the Corporation’s holdings of U.S. and Canadian dollar denominated cash and cash equivalents and short-term investments.

	2008			2007

	Canadian dollar portfolio(1)	US. dollar portfolio	Total	Canadian dollar portfolio(1)	US. dollar portfolio	Total

Cash and cash equivalents	$43,343	$10,743	$54,086	$5,202	$44,138	$49,340
Short-term investments	15,289	16,024	31,313	46,993	49,241	96,234

Total cash, cash	$58,632	$26,767	$85,399	$52,195	$93,379	$145,574
equivalents and short-
term investments

(1) U.S. dollar equivalent

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Financial risk management (cont’d):

Changes arising from these risks could impact the Corporation’s reported investment and other income through either changes to investment income or foreign exchange gains or losses. Reported investment and other income is as follows:

	2008	2007	2006

Investment income	$2,012	$8,207	$9,913
Other income	1,455	—	—
Foreign exchange gain (loss)	(3,653)	8,726	19

Investment and other income (loss)	$(186)	$16,933	$9,932

The Corporation did not realize any material gains or losses on its accounts receivable or its financial liabilities measured at amortized cost.

a)

Foreign currency exchange rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and short-term investments and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.

The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash, cash equivalents and short-term investments in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating a natural hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2008, the Corporation had Canadian dollar cash, cash equivalents and short-term investments of CDN $71,414,000, and outstanding forward foreign exchange contracts outstanding to sell a total of CDN $8,000,000 in 2009 at an average rate of $0.90 to $1.00 CDN.

The following exchange rates applied during the year ended December 31, 2008:

	$U.S. to $1.00 $CDN	$CDN to $1.00 $U.S.

January 1, 2008 Opening rate	$1.012	$0.988
December 31, 2008 Close rate	0.821	1.218
Fiscal 2008 Average rate	0.937	1.067
Fiscal 2008 Year high	1.021	0.980
Fiscal 2008 Year low	0.808	1.237

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Financial risk management (cont’d):

Based on cash, cash equivalents and short-term investments and outstanding forward foreign exchange contracts held at December 31, 2008, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $6,518,000. If the Canadian dollar weakened 10% against the U.S. dollar, there would be an equal, and opposite impact, on net income. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

b)

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash, cash equivalents and short-term investments. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

Based on cash, cash equivalents and short-term investments at December 31, 2008, a 0.25% decline in interest rates, with all other variables held constant, would result in a decrease in investment income $213,000, arising mainly as a result of an increase in the fair value of fixed rate financial assets classified as held-for-trading. If interest rates had been 0.25% higher, there would be an equal and opposite impact on net income.

c)

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Corporation’s cash, cash equivalents, short-term investments and accounts receivable. The Corporation limits its exposure to credit risk on cash, cash equivalents and short-term investments by only investing in liquid, investment grade securities. The Corporation manages its exposure to credit risk on accounts receivable by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continuously monitors these exposures.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Capital disclosures:

As at December 31, 2008, the Corporation considers its shareholders’ equity as its capital. The Corporation does not have any bank debt or externally imposed capital requirements to which it is subject. The Corporation’s objectives when managing capital are to manage its capital with strong fiscal discipline; focus on markets with high product and service revenue growth potential; license technology in cases where it is advantageous to the Corporation; and access available government funding for research and development projects. The Corporation’s current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times.

21.	Differences between Canadian and United States accounting principles and practices:

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Corporation would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“U.S. GAAP”).

(a)

Under Canadian GAAP, the adoption of the U.S. dollar in 2001 as the presentation and measurement currency was implemented by translating all prior year financial statement amounts at the foreign exchange rate on December 31, 2001. Under U.S. GAAP, a change in presentation and measurement currency is implemented retroactively, such that prior period financial statements are translated under the current rate method using foreign exchange rates in effect on those dates. As a result, there is a difference in the share capital, additional paid-in capital, accumulated deficit and accumulated other comprehensive income amounts under U.S. GAAP as compared to Canadian GAAP.

(b)

Under Canadian GAAP, the Corporation has accounted for funding received in prior years under the TPC agreement in accordance with specific pronouncements on accounting for government assistance by reducing research and product development expenses, cost of revenues, inventory and capital assets by the amount of the funding received.

Under U.S. GAAP, there are no authoritative accounting standards addressing the various types of government assistance programs. Since the TPC funding combines the characteristics of a grant with some characteristics of a debt instrument, the Corporation has recorded the entire funding as long-term debt under U.S. GAAP. In addition, the U.S. GAAP liability is a Canadian dollar denominated liability and, as a result, foreign exchange gains and losses are incurred.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

21.	Differences between Canadian and United States accounting principles and practices (cont’d):
(c)

Under Canadian GAAP, the Corporation is required to account for gains and losses on the issuance of shares by a subsidiary or other entity which the Corporation accounts for on an equity basis, as a component of income. Under U.S. GAAP, the effect of such dilution gains are recorded in equity, as an increase in paid-in capital rather than as income.

(d)

Prior to 2002, under Canadian GAAP, no compensation expense was recorded for employee share option plans under the intrinsic value method. The option exchange plan (note 13(b)) was accounted for as a variable option plan under U.S. GAAP. Prior to the Corporation’s 100% acquisition of BGS in 2003, minority interest under U.S. GAAP included the minority interest’s percentage share of compensation expense under variable plan accounting. The balance of the purchase price allocated to goodwill from the acquisition of the minority interest in BGS reflects this difference under U.S. GAAP.

(e)

Under Canadian GAAP, short-term investments are classified as held for trading and carried at fair market value with changes in fair market value recognized in net income. Under U.S. GAAP, the Corporation adopted Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159)”, effective January 1, 2008 and elected to classify short-term investments as held for trading, making the treatment consistent with Canadian GAAP. Prior to that, the short-term investments were classified as available-for-sale and are carried at fair market value. As a result of the adoption of FAS 159, prior year gains of $4,733,000 have been reclassified from accumulated other comprehensive loss to accumulated deficit. Previously, unrealized holding gains and losses related to the short-term instruments were reflected as a separate component of shareholders’ equity under accumulated other comprehensive income (loss).

(f)

Under Canadian GAAP, investments where no significant influence exists are accounted for using the cost method. Under U.S. GAAP, investments in limited partnerships such as Chrysalix are accounted for using the equity method. In 2008, Chrysalix was written down to its estimated net realizable value and there is no difference in the carrying value of such investment as of December 31, 2008 between Canadian and US GAAP.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

21.	Differences between Canadian and United States accounting principles and practices (cont’d):
(g)

Under U.S. GAAP, Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R” (SFAS No. 158), requires an entity to recognize in its balance sheet the funded status of its defined benefit pension and post-retirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS No. 158 also requires an entity to recognize changes in the funded status of a defined benefit pension and post-retirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost.

(h)

Under Canadian GAAP, assets and liabilities held for sale are presented separately on the balance sheet classified as current and non-current. Under U.S. GAAP, non-current assets and liabilities held for sale are classified as current when the sale is expected to be completed within one year.

(i)

Under Canadian GAAP, in-process research and development is amortized over its remaining useful life, which has been estimated as five years. Under U.S. GAAP, in-process research and development is written off immediately if it does not have any other alternative uses.

(j)	Under U.S. GAAP, no sub-total would be provided in the operating section of the consolidated statement of cash flows. There are no other differences in operating, investing and financing cash flows.
(k)

Under US GAAP, effective January 1, 2007, the Corporation adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 established threshold and measurement attributes for financial statement measurement and recognition of tax positions taken or expected to be taken in a tax return. There is no similar standard under Canadian GAAP. The adoption of FIN 48 did not have a material impact on the Corporation’s financial statements or require restatement on prior period financial statements under US GAAP.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

21.	Differences between Canadian and United States accounting principles and practices (cont’d):

Under U.S. GAAP, these differences would have been reported in the consolidated balance sheets, consolidated statements of operations and comprehensive income (loss), consolidated statements of cash flows and consolidated statements of shareholders’ equity as follows:

Consolidated balance sheets:

	2008			2007

	Canadian GAAP	Difference	U.S. GAAP	Canadian GAAP	Difference	U.S. GAAP

Current assets:
Cash and cash equivalents	$54,086	$—	$54,086	$49,340	$—	$49,340
Short-term investments	31,313	—	31,313	96,234	—	96,234
Accounts receivable	18,856	—	18,856	18,963	—	18,963
Inventories	10,402	—	10,402	14,859	—	14,859
Prepaid expenses	1,434	—	1,434	1,740	—	1,740
Current assets held for sale (h)	—	—	—	105	16,286	16,391

	116,091	—	116,091	181,241	16,286	197,527

Property, plant and equipment	38,755	—	38,755	42,906	—	42,906
Intangible assets	3,726	—	3,726	4,303	—	4,303
Goodwill (d)	48,106	490	48,596	48,106	490	48,596
Investments (f)	1,765	—	1,765	3,250	(1,325)	1,925
Long-term assets held for sale (h)	—	—	—	16,286	(16,286)	—
Other long-term assets	—	—	—	2,599	—	2,599

	$208,443	$490	$208,933	$298,691	$(835)	$297,856

Current liabilities:
Accounts payable and accrued	$21,819	$—	$21,819	$20,042	$—	$20,042
liabilities
Deferred revenue	947	—	947	169	—	169
Accrued warranty liabilities	3,841	—	3,841	752	—	752
Current liabilities held for sale	—	—	—	1,933	—	1,933

	26,607	—	26,607	22,896	—	22,896

Long-term liabilities (b) (g)	20,502	38,736	59,238	17,606	44,498	62,104

	47,109	38,736	85,845	40,502	44,498	85,000
Shareholders’ equity:
Share capital (a)	832,711	119,583	952,294	1,174,821	119,583	1,294,404
Additional paid-in capital (a) (c)	283,466	86,929	370,395	72,290	86,929	159,219
Accumulated deficit	(954,607)	(166,270)	(1,120,877)	(988,686)	(180,795)	(1,169,481)
Accumulated other comprehensive
income (a) (e) (g)	(236)	(78,488)	(78,724)	(236)	(71,050)	(71,286)

Shareholders’ equity	161,334	(38,246)	123,088	258,189	(45,333)	212,856

	$208,443	$490	$208,933	$298,691	$(835)	$297,856

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

21.	Differences between Canadian and United States accounting principles and practices (cont’d):

Consolidated statements of operations and comprehensive income (loss):

	2008	2007	2006

Income (loss) under Canadian GAAP	$34,079	$(57,302)	$(181,137)
Research and development (b)	94	163	(1,424)
Amortization of intangible assets (i)	—	—	1,375
Foreign exchange gain (loss) (b) (e)	8,373	(11,503)	(19)
Equity in loss in associated companies (f)	1,325	(853)	(75)

Net income (loss) under U.S. GAAP	43,871	(69,495)	(181,280)
Other comprehensive income:
Change in unrealized holding gains (e)	—	4,733	—
Other (g)	(2,705)	1,672	—

Comprehensive income (loss) in accordance	$41,166	$(63,090)	$(181,280)
with U.S. GAAP
Basic earnings (loss) per share, U.S. GAAP	$0.52	$(0.61)	$(1.60)
Diluted earnings (loss) per share, U.S. GAAP	$0.51	$(0.61)	$(1.60)

Consolidated statements of shareholders’ equity:

	Share capital	Additional paid- in capital	Accumulated deficit	Accumulated other comprehensive income (loss	Total shareholders' equity

Balance, December 31, 2005	1,280,864	148,946	(918,706)	(75,875)	435,229

Net Loss	—	—	(181,280)	—	(181,280)
Adjustment to apply FAS 158	—	—	—	(1,816)	(1,816)
Issuance of common shares for c
(net of issue costs)	5,909	—	—	—	5,909
Options exercised	34	—	—	—	34
Share distribution plan	2,554	4,918	—	—	7,472

Balance, December 31, 2006	1,289,361		(1,099,986)	(77,691)	265,548

Net Loss	—	—	(69,495)	—	(69,495)
Change in unrealized holding gains
arising during the year	—	—	—	4,733	4,733
Other	—	—	—	1,672	1,672
Share distribution plan	5,043	5,355	—	—	10,398

Balance, December 31, 2007	$1,294,404	$159,219	$(1,169,481)	$(71,286)	$212,856

Net Income	—	—	43,871	—	43,871
Cumulative effect of adoption
of FAS 159 (e)	—	—	4,733	(4,733)	—
Cancellation of common shares	(349,438)	175,538	—	—	(173,900)
upon disposition of assets
held for sale
Non-dilutive financing	—	33,812	—	—	33,812
Other	—	—	—	(2,705)	(2,705)
RSUs and DSUs redeemed	2,557	(2,557)	—	—	—
Share distribution plan	4,771	4,383	—	—	9,154

Balance, December 31, 2008	$952,294	$370,395	$(1,120,877)	$(78,724)	$123,088